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Including Professional Corporations

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www.gibsondunn.com

blane@gibsondunn.com

February 14, 2006

Direct Dial	Client No.
(202) 887-3646	C 39267-00028
Fax No.
(202) 530-9589

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street, N.W.

Mail Stop 6010

Washington, D.C. 20549

Re:	Horace Mann Educators Corporation
Proposed Disclosure
File No. 001-10890

Dear Mr. Rosenberg:

As we discussed on the phone, Horace Mann Educators Corporation hereby provides its supplemental responses to the remaining Staff comments, in response to numerous calls, and provides herein proposed language for its upcoming 2005 Form 10-K. The numbered responses correspond to the comments contained in the Staff’s initial August 12, 2005 letter. I hope you agree that the discussion of insurance reserves is one of the more comprehensive you will see for a critical accounting estimate.

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3.	In the next Annual Report on Form 10-K, the Company will provide additional disclosure of the impact (variability/sensitivity) that changes in key assumptions used to determine the Liability for Property and Casualty Unpaid Claims and Claim Settlement Expenses could have on financial results. Sample proposed disclosure (see bolded additional disclosure) will be added to provide further clarification to the existing disclosures previously included in the Critical Accounting Policies section (Liabilities for Property and Casualty Claims and Claims Settlement Expenses) of the Company’s Management’s

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

February 14, 2006

Discussion and Analysis (MD&A) and Business Section (Property and Casualty Reserves) and is provided below.

MD&A

Underwriting results of the property and casualty segment are significantly influenced by estimates of the Company’s ultimate liability for insured events. There is a high degree of uncertainty inherent in the estimates of ultimate losses underlying the liability for unpaid claims and claim settlement expenses. This inherent uncertainty is particularly significant for liability-related exposures due to the extended period, often many years, that transpires between a loss event, receipt of related claims data from policyholders and ultimate settlement of the claim. Reserves for property and casualty claims include provisions for payments to be made on reported claims, claims incurred but not yet reported (“IBNR”) and associated settlement expenses. The process by which these reserves are established requires reliance upon estimates based on known facts and on interpretations of circumstances, including the Company’s experience with similar cases and historical trends involving claim payments and related patterns, pending levels of unpaid claims and product mix, as well as other factors including court decisions, economic conditions and public attitudes.

The Company continually updates loss estimates using both quantitative and qualitative information from its reserving actuaries and information derived from other sources. Adjustments may be required as information develops which varies from experience, or, in some cases, augments data which previously were not considered sufficient for use in determining liabilities. The effects of these adjustments may be significant and are charged or credited to income for the period in which the adjustments are made. Detailed discussion of the impact of adjustments recorded during recent years is included in “Notes to Consolidated Financial Statements — Note 4 — Property and Casualty Unpaid Claims and Claim Expenses” of the Company’s Annual Report on Form 10-K for the year ended December 31, 2004. Due to the nature of the Company’s personal lines business, the Company has no exposure to claims for toxic waste cleanup, other environmental remediation or asbestos-related illnesses other than claims under homeowners insurance policies for environmentally related items such as mold.

The Company completes a detailed study of property and casualty reserves based on information available at the end of each quarter and year. Trends of reported losses (paid amounts and case reserves on claims reported to the Company) for each accident year are reviewed and ultimate loss costs for those accident years are estimated. The Company engages an independent property and casualty actuarial consulting firm to prepare an independent study of the Company’s property and casualty reserves at June

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

February 14, 2006

30 and December 31 of each year.

The Company’s liabilities for property and casualty unpaid claims and claim settlement expenses were as follows:

	September 30, 2005			December 31, 2004
	Case Reserves	IBNR Reserves	Total (1)	Case Reserves	IBNR Reserves	Total (1)
Auto liability	$82.9	$144.5	$227.4	$88.8	$138.4	$227.2
Auto other	12.1	7.1	19.2	13.7	2.7	16.4
Homeowners	67.1	56.8	123.9	17.0	44.0	61.0
All other	8.3	27.0	35.3	5.0	25.4	30.4

Total	$170.4	$235.4	$405.8	$124.5	$210.5	$335.0

(1)	In compliance with GAAP, these amounts are before reduction for ceded reinsurance reserves.

Some risk factors will affect more than one product line. One of these factors is changes in claim department practices, including claim closure rates, number of claims closed without payment, the use of outside claims adjusters, and the level of needed case reserve estimated by the adjuster. Other risk factors include changes in claim frequency, changes in claim severity, regulatory and legislative actions, court actions, changes in economic conditions and trends (medical costs, labor rates, the cost of materials), the occurrence of unusually large or frequent catastrophic loss events, timeliness of claim reporting, the state in which the claim occurred, and degree of claimant fraud. The extent of the impact of a risk factor will also vary by coverages within a product line. Individual risk factors are also subject to interactions with other risk factors within product line coverages.

While all product lines are exposed to these risks, there are some loss types or product lines for which the financial affect will be more significant. For instance, the use of outside adjusters for large catastrophe losses adds a level of risk to this loss type not present when employee adjusters handle claims. Also, given the relatively large proportion (approximately 60%) of the Company’s reserves that are in the longer-tail auto liability coverages, regulatory and court actions and changes in economic conditions and trends could be expected to impact this product line more extensively than others.

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

February 14, 2006

As noted above, there are a number of assumptions involved in the determination of the Property and Casualty liability for unpaid claims and claim settlement expenses (“loss reserves”). Amongst the factors affecting recorded loss reserves, claim severity is of particular significance. Management believes that claim severity is reasonably likely to deviate by 1% from the targeted claim severity for the most recent 36-month period. This deviation would be between a $3 million and $5 million impact on net loss reserves on auto liability coverages and between a $1.5 million to $2.0 million impact on net loss reserves on homeowners coverages. These results may change, depending on the magnitude and direction of the deviation.

Information regarding the Company’s property and casualty segment claims and claims expense reserve development is located in “Business—Property and Casualty Segment—Property and Casualty Reserves” in its Annual Report on Form 10-K for the year ended December 31, 2004.

Business

Property and casualty unpaid claims and claim settlement expenses (“loss reserves”) represent management’s estimate of ultimate unpaid costs of losses and settlement expenses for claims that have been reported and claims that have been incurred but not yet reported. The process for estimating these liabilities begins with the collection and analysis of claim data. Data on individual reported claims, both current and historical, including paid amounts and individual claim adjuster estimates, are grouped by common characteristics and evaluated by actuaries in their analyses of ultimate claim liabilities by product line. Such data is supplemented with external data as available and when appropriate. The process of analyzing loss reserves for all product lines is undertaken on a quarterly basis.

Multiple estimation methods are available for the analysis of ultimate claim liabilities. Some of the techniques used include development of paid loss dollars, development of reported loss dollars, methods based on the expected loss ratio, and methods utilizing frequency and severity. These methods tend to converge over time, with the broadest range of results observed initially. The short-tailed coverages, such as property coverages, tend to converge more quickly than the long-tailed liability lines. Each estimation method has its own set of assumption variables and its own advantages and disadvantages, with no single estimation method being better than the others in all situations and no one set of assumption variables being meaningful for all product lines. The relative strengths and weaknesses of the particular estimation methods when applied to a particular group of claims can also change over time. Therefore, the actual choice

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

February 14, 2006

of estimation method(s) can change with each evaluation. The estimation method(s) chosen are those that are believed to produce the most reliable indication at that particular evaluation date for the claim liabilities being evaluated.

In most cases, multiple estimation methods will be valid for the particular facts and circumstances of the claim liabilities being evaluated. This will result in a range of reasonable estimates for any particular claim liability. The Company uses such range analyses to back test whether previously established estimates for reserves are reasonable, given subsequent information. Reported values found to be closer to the endpoints of a range of reasonable estimates are subject to further detailed reviews. These reviews may substantiate the validity of management’s recorded estimate or lead to a change in the reported estimate.

The exact boundary points of these ranges are more qualitative than quantitative in nature, as no clear line of demarcation exists to determine when the set of underlying assumptions for an estimation method switches from being reasonable to unreasonable. As a result, the Company does not believe that the endpoints of these ranges are or would be comparable across companies. In addition, potential interactions among the different estimation assumptions for different product lines make the aggregation of individual ranges a highly judgmental and inexact process.

A key assumption in most actuarial analyses is that past patterns demonstrated in the data will repeat themselves in the future, absent a significant change in the associated risk factors discussed below. To the extent a significant change affecting the ultimate claim liability is known, such change is quantified to the extent possible through an analysis of internal Company and, if available and when appropriate, external data. Such a measurement is specific to the facts and circumstances of the particular claim portfolio and the known change being evaluated.

Informed management judgment is applied throughout the reserving process. This includes the application, on a consistent basis over time of various individual experiences and expertise to multiple sets of data and analyses. In addition to actuaries, individuals involved with the reserving process also include underwriting and claims personnel as well as other Company management. Therefore, it is quite possible and generally likely that management must consider varying individual viewpoints as part of its estimation of loss reserves.

The variables discussed above in this general discussion have different impacts on reserve estimation uncertainty for a given product line, depending on the length of the claim tail (described below), the reporting lag, the impact of individual claims and the

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

February 14, 2006

complexity of the claim process for a given product line.

Product lines are generally classified as either long-tail or short-tail, based on the average length of time between the event triggering claims under a policy and the final resolution of those claims. Short-tail claims are reported and settled quickly, resulting in less estimation variability. The longer the time before final claim resolution, the greater the exposure to estimation risks and hence the greater the estimation uncertainty.

A major component of the claim tail is the reporting lag. The reporting lag, which is the time between the event triggering a claim and the reporting of the claim to the insurer, makes estimating IBNR reserves inherently more uncertain. In addition, the greater the reporting lag, the greater the proportion of IBNR claims to the total claim liability for the product line.

For some lines, the impact of large individual claims can be material to the analysis. These lines are generally referred to as being low frequency/high severity, while lines without this large claim sensitivity are referred to as high frequency/low severity. Estimates of claim liabilities for low frequency/high severity lines can be sensitive to a few key assumptions. As a result, the role of judgment is much greater for these reserve estimates. In contrast, high frequency/low severity lines tend to have a lower level of volatility, such that the range of reasonable reserve estimates is narrower and more stable.

Claim complexity can also greatly affect the estimation process by impacting the number of assumptions needed to produce the estimate, the potential stability of the underlying data and claim process and the ability to gain an understanding of the data. Product lines with greater claim complexity have inherently greater estimation uncertainty.

Actuaries have to exercise a considerable degree of judgment in the evaluation of all these factors in their analysis of reserves. The human element in the application of actuarial judgment is unavoidable when faced with material uncertainty. Different actuaries will choose different assumptions when faced with such uncertainty, based on their individual backgrounds, professional experiences and areas of focus. Hence, the estimate selected by the various actuaries may differ materially from each other.

The major causes of significant uncertainty (“risk factors”) generally will vary for each product line, as well as for each separately analyzed coverage of the product line. In some cases, such risk factors are explicit assumptions of the estimation method, and in others, they are implicit. For example, a method may explicitly assume a certain claim reporting pattern, but implicitly assume that the Company’s claim handling process is

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

February 14, 2006

consistent over time. Actual results will likely vary from expectations for each of these assumptions, resulting in an ultimate claim liability that is different from that being estimated currently.

7.	Paragraph 10.36 of AICPA Audit and Accounting Guide for Life and Health Insurance Entities (the “Life and Health Audit Guide”) relates to DAC amortization methods for investment contracts. The Company confirms that for investment (annuity) contracts having surrender charges, policy acquisition costs are amortized over 20 years in proportion to estimated gross profits. This same amortization method is also used for the Company’s interest-sensitive life contracts. Sample proposed disclosure (see bolded additional disclosure) will be added to provide further clarification to the existing disclosures previously included in the Critical Accounting Policies section (Deferred Policy Acquisition Costs and Value of Acquired Insurance in Force for Annuity and Interest-Sensitive Life Products) of the Company’s MD&A and in the footnotes to the financial statements and is provided below.

Policy acquisition costs, consisting of commissions, policy issuance and other costs, which vary with and are primarily related to the production of business, are capitalized and amortized on a basis consistent with the type of insurance coverage. For all investment (annuity) contracts, acquisition costs, and also the value of annuity business acquired in the 1989 acquisition of the Company (“Annuity VIF”), are amortized over 20 years in proportion to estimated gross profits. Capitalized acquisition costs for interest-sensitive life contracts are also amortized over 20 years in proportion to estimated gross profits.

9.	The Company confirms that the accounting treatment for the equity put option was in fact reviewed and approved by our independent registered accounting firm’s (KPMG LLP) national office (Department of Professional Practice).

We also note for the Staff that the related equity put option and reinsurance option agreement expired on May 7, 2005 and has not been renewed.

Lastly, we affirm that the accounting treatment for any similar transaction in the future will be reviewed with the Staff in advance.

* * *

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

February 14, 2006

Please direct any further comments you may have to me. If you have any questions do not hesitate to call me at (202) 887-3646.

Sincerely,

/s/ Brian J. Lane
Brian J. Lane

BJL/sa

cc:	Louis G. Lower II

Peter H. Heckman

Ann M. Caparrós

Bret A. Conklin

Dwayne D. Hallman